PrimeCare Systems, Inc

 56 Harrison Street, Suite 501,

New Rochelle, NY 10801

Tel. (914) 576-8457   Fax. (914) 576-7821

March 30, 2007

Untied States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, NW

Washington, D.C. 20549-0406

Attention: Daniel Lee,

Re:

PrimeCare Systems, Inc. (File No. 333-137702)

Amendment No.1 to Registration Statement on Form SB-2

Filed January 10, 2007

Dear Mr. Lee:

This is in response to the comments contained in your letter of February 7, 2007.

Response to comments 1.

Acknowledged.

Response to comment 2.

There is no basis for relying on Rule 415.  The box was checked in error.  The box is not checked on Amendment No. 2.

Response to comments 3.

The distribution has not occurred because the shares are being held in escrow and have not been issued to, or delivered to, the shareholders and a shareholder’s ability to transfer or otherwise dispose of same is highly questionable.  Paragraph 1.4 of the Distribution Agreement provides that the shares be held  in escrow subject to distribution on the satisfaction of certain conditions, one of which was the prior filing and effectiveness of a Registration Statement and Prospectus with the Securities and Exchange Commission (the purpose of the filing of this SB-2) or an available exemption from the applicable federal requirements.  If you know of an available exemption, we would appreciate knowing same.

We acknowledge that Paragraph 1.4 of the Distribution Agreement provides that the distribution should be made not later than six months from the date of the dividend.  However, our reason for delaying the physical distribution of the shares is to assure that the shares are registered under the Securities Act of 1933, as amended (the “Act”).

The Company chooses not to rely on the criteria set forth in Staff Legal Bulletin No. 4, but rather to file this SB-2, and does not wish to pursue that avenue.  Staff Legal Bulletin No. 4 (“SLB-4”) provides circumstances under which the shares issued in a dividend distribution in a spin-off are deemed to be registered and therefore, a registration statement would not have to be filed.  Since the Company does not clearly fall under SLB-4, and it does not want to be in violation of the prohibitions of Section 5 of the Act, it is filing this SB-2.

Please be advised that if the escrow arrangement was to be terminated before distribution to the stockholders, the Company would be required to distribute the shares.

Response to comment 4.

Please be advised that we are aware that Paragraph 1.4 of the Distribution Agreement provides that the distribution should be made not later than six months from the date of the dividend.  However, our reason for delaying the physical distribution of the shares is to assure that the shares are unquestionably registered under the Securities Act of 1933, as amended (the “Act”).

Response to comment 5.

The agreement appointing Registrar and Transfer Company as the Company’s transfer agent has been attached to the SB-2 as an exhibit.  Registrar and Transfer Company then advised us that it is legally prohibited from acting as an escrow agent and from holding the securities for distribution.  We therefore entered into an escrow and distribution arrangement with Jeffrey P. Nelson, the Secretary of the Company, a copy of which is attached to the SB-2 as an exhibit.  The terms of the escrow have included in the “Spin-off” section of the SB-2.  We did not include this information in the previous filings because we did not, and do not, believe that information is material whether the escrowee is the Company’s transfer agent or Mr. Nelson.

Response to comment 6.

Please be advised that at this time we have no plans, proposals or arrangements, written or otherwise, to acquire or merge with another company.

Response to comment 7.

Please be advised that we prepared the document in MS Word, and use its Atracking system@ which underlines and records the text changes in red and puts the deletions in a column on the right.  This is then converted to EDGAR via a software program, which is supposed to highlight the additions and show the deletions.  Would you please advise how this appears when you receive it, since we can not see what you receive?  We would be pleased to FAX, e-mail and/or mail copies to you, with the changes marked, if it will help.

PROSPECTUS COVER PAGE

Response to comment 8.

We disclosed in paragraph 2 of the Prospectus Cover Page that the distribution will be made Awithin thirty days@ after this Registration Statement becomes effective, and that it Awill not require any action on the part of the recipient shareholder.@  We will make these disclosures in all other parts of the filing where it is deemed appropriate.

Response to comment 9.

We added in paragraph 3 of the Prospectus Cover Page that AEach OCGT stockholder who receives PrimeCare Systems, Inc. shares in the spin-off will generally be treated as receiving a taxable distribution in an amount equal to the fair market value of such shares on the distribution date.@  Our reference to warrants was a typographical error and has been deleted from Amendment No. 2.

Risk Factors

Response to comment 10.

We provided a materially complete disclosure of  the reasons for the transactions on the Prospectus Summary page and added them  to  the AReasons for the Distribution@ in the Spin-off section.

Response to comment 11.

We added language to explain the reasons for the delay in filing the SB-2.

Response to comment 12.

To comply with your comment, we changed the heading of the risk factor to AWe have discontinued a profitable business segment and rely on a few products for our revenues@ and have added the revenues derived from that business segment.  We were given no reason for the termination by the Denise Austin Web site, and therefor  can only state that we were given no reason for the termination.

Response to comment 13.

Both www.primecareontheweb.com and www.yourowndoctor.com were down for updates and equipment repairs.  They are both now up and functioning.  We suggest that you go to www.versionnine.com.  In the left column click on ADownload@, when the page changes again click on Adownload@, then enter your e-mail address and name and you will receive the demo version of the program, or we can arrange to provide a demo for you over the Internet.

Response to comment 14.

A disclosure regarding the Company=s current sales and marketing efforts has been added.   It relates to the activities which we are undertaking, and plan to undertake, in order to market our product.

Response to comment 15.

The disclosure of our collaborations with the University of Iowa's Carver School of Medicine, Family Care Center and Lone Tree clinic have been moved from our licensing fee discussion and have been included in our disclosure regarding the Company=s current sales and marketing efforts.  We believe this will clarify the nature of our collaborations with the Carver School of Medicine, which we believe will result in the generation of revenues.  In Amendment No. 1, the discussion of our relationship with Telemédica stated that the Spanish version was completed during the last quarter of 2005.  We discuss the fact that by the “click of a key” PrimeCare V9 switches from English to Spanish, here and at other places in the Prospectus.  We believe that the disclosure that Telemédica paid for the translation to Spanish, and will pay for the translation to Portuguese, is relevant to the discussion of our relationship with them.  Telemédica ‘s  translation resulted in significant income to the Company, although it was not booked as such.  Had we engaged a company that specializes in providing translations, it could have cost approximately $75,000 per language, Telemédica did the work for no cost.

Response to comment 16.

We have removed all reference to the interface with the University of Iowa's electronic medical records system.

Outcomes Research, page 19

Response to comment 17.

We disclosed in the prospectus our response to comment 22 of your letter dated October 27, 2006 regarding the current status of our outcomes research potential business.

Management's Discussion and Analysis or Plan of Operation, page 21

Response to comment 18.

We have provided  discussion of the changes, and causes of the changes, in sales commission, impairment of capitalized software costs and research and development.

Liquidity and Capital Resources, page 24

Response to comment 19.

We have updated and elaborated on our current liquidity and capital resources.

Response to comment 20.

We have disclosed the material terms of the Company=s credit line and have scanned a copy of the agreement and added it as an exhibit.

Response to comment 21.

The Company=s agreement with Telemédica, which is attached an exhibit, provides support for our disclosure regarding potential income.  The Company will not have any contracts with Chubut.  Telemédica will enter into such contracts as the Company’s distributor in the country.  The Company will be paid by Telemédica.   We have attached hereto, as Exhibit 1, two letters together with translations into English, written by governmental authorities, giving Telemédica permission to install PrimeCare Version 9 on a trial basis.   We were advised that an official notice was published by the government in Argentina, and Telemédica is attempting to get a copy for the Company.  We have been advised by Telemédica that the pilot project is going very well.  The fact that Telemédica’s owners are lending money to the Company on an unsecured basis is evidence of their belief in the success of their efforts.

We have discussed the status of the steps to implement PrimeCare , and stated that a pilot project has started at Puerto Pirámides Rural Hospital.

Share Purchase Agreement and Distribution Agreement, page 25

Response to comment 22.

After  stating on this page Apayable to OCGT shareholders entitled to receive this dividend, who were holders of record (the “Record Holders”) as of the close of business on December 29, 2005 (the “Record Date”)@, we added Awhich were the holders of common stock and the Series C Preferred stock@ to signify that the dividend was to OCGT shareholders.

The spin-off distribution (dividend) was based upon stock holdings in OCGT, the then parent, not in PrimeCare.   PrimeCare=s Series A preferred stock and PrimeCare warrants are securities of PrimeCare, not securities of OCGT.  As holders of securities of PrimeCare, they could not be included in the spin-off distribution, which distribution was an OCGT dividend.

We identified the stockholders who owned the $215,700 in notes payable which were subsequently satisfied through the issuance of PrimeCare=s Series A preferred stock, and set forth their relationship to the Company.

            Response to comment 23

The following was added to the disclosure AThe Share Purchase Agreement also provides that $175,000 was to be paid to Jeffersonian, Inc., which was the broker who brought the parties together and negotiated the transaction.  Jeffersonian Inc. was represented by Bill Julian.@

To the best of our knowledge, neither Jeffersonian nor Julian are shareholders or have any other relationship to PrimeCare and the Company has had no contact with either since the closing.  We assume, but can not state definitively, that the fee was paid to Jeffersonian by OCGT

Response to comment 24.

There was a typo in the SB-2 A1.  The purchase price of OCGT’s Series F Preferred stock was$450,000, not $495,000.  This has been corrected.  PrimeCare received $275,000, and we assume that the balance of $175,000 was paid to Jeffersonian.    In any event this is an obligation of OCGT and not an obligation of PrimeCare.

Management

Options Grants in Last Fiscal Year. page 28

Response to comment 25.

Amendment No. 2  reflects  in all areas of the Management section where there is discussion of the warrants issued to officers, that they are the same warrants that were issued by the Company in November 2005.  The form of the warrant appears as Exhibit 4.1.

Response to comment 26.

Regarding comment 26, we have disclosed the ownership interest of both Nathan and Dennis Nebbe in the Company.

Changes in Registrant's Certifying Accountant, page 36

Response to comment 27.

In our Amendment No. 1, following the financial statements, we included the disclosure information required by Item 304 of Regulation S-B, AChanges in Registrant's Certifying Accountant@ .  We have revised that disclosure to clearly state that  Malone & Bailey, PC was dismissed, in accordance  with a recommendation  of the board of directors.  At the end of section AExperts@ we have stated: “See CHANGES IN REGISTRANT=S CERTIFYING ACCOUNT following the financial statements herein.”  The Board dismissed Malone & Bailey because the extremely long time it took them to complete an audit because of their constant changes in personnel.

Financial Statements

Statements of Operations, page F-5

Response to comment 28.

The restatement was entirely due to the $198,857 decrease in the stock-based compensation (value of the warrants) from $256,594 (per Form SB-2) to $57,737 (per Amendment No. 1).  The financial statements have been restated and a footnote has been added.

Note 1 - Summary of Significant Accounting Policies

Nature of business, page F-8

Response to comment 29 & 30.

Revenues realized and expenses incurred by OCGT prior to the 12/29/05 spin-off, which were not included in PrimeCare=s financial statements were:

	Y/E 6/30/05	6/M/E 12/31/05
Revenues:
Consulting fees	$ 8,250	$ -
Interest income	5,156	-
Total revenues	13,406	-

Expenses:		-
Interest expense	216,357	-
Write-off of stock subscription receivable	142,830	-
Loss on sale of marketable securities	41,300	-
Transfer agent	11,080	4,551
Legal and accounting	16,732	27,188	(PSI $31,206)
Rent and telephone (OCGT NY office)	27,300	13,923
Other	6,802	1,282
Total expenses	462,401

	$ (448,995)	$ 46,944

We do not believe that any of the above expenses were incurred by OCGT Aon behalf of PrimeCare@ (as described in SAB Topic 1B).  OCGT, from its New York office during the relevant period (the Company, on the other hand, operated from a Virginia office), handled its public company responsibilities of making required SEC filings, etc.; expenses relating thereto (including legal fees, audit fees, and transfer agent fees) were billed to, and paid by, OCGT and were not included in PrimeCare=s financial statements.  Additionally, OCGT (independent of the Company) explored several business opportunities during the relevant period, including the prospective licensing of products to deal with (a) bird (avian) flu problem and (b) to treat addictions.

We have added a sentence to the first paragraph of Note 1 to provide “pro forma” information assuming such costs had been incurred by PrimeCare.

Note 4 - Software License Agreement and Deferred Income, page F-10

Response to comment 31.

We considered the the guidance in SOP 97-2 in determining the recognition over a three-year period as appropriate, in the following manner:

•

    The relationship with Nebbe and Telemédica involves two separate parts.  Telemédica desired to become the distributor of Version 9 in five South American countries, four of which are Spanish speaking and one of which is Portuguese speaking.  To grant the distributorship to Telemédica, Version 9 had to be available in Spanish initially and eventually Portuguese.  Telemédica offered to do the actual translations.  However, in order for Telemédica to do the translations, the Company was required to develop special software to enable the conversion to Spanish.  After each segment of Version 9 was converted to Spanish it had to be put into the system.  We were not willing to underwrite this cost.  We requested $60,000 for our part of the translations before we would grant Telemédica the distribution license.  Therefore, the Nebbe agreement provided:  AWHEREAS, Investor has offered to provide to Licensor the consideration hereinafter set forth to induce Licensor to grant  to Telemédica SRL, a license to use Licensed Software (hereinafter defined); and WHEREAS, Licensor is willing to accept the consideration Investor has offered, to grant such license.@

The agreement further provides AIn consideration for Licensor granting the License, Investor agrees to:(a) pay to Licensor US$60,000.00 upon execution of this contract; and  (b) arrange and pay for the cost of translating PrimeCareV9 into both Spanish and Portuguese, which translations shall become the sole property of Licensor.@

In the Nebbe agreement, the Company was not being paid for either software, or the use of software, but merely to grant a license, which the Company did grant.  The fee ($60,000 plus translations) is non refundable and final.  The Company is the sole owner of the Spanish version of Version 9.  One might argue that this is an element of the agreement with Telemédica, and if it is, paragraphs .10 and .13 of SOP 97-2 would apply.  Whether it is an element of the agreement or a separate agreement, we believe that all four revenue recognition criteria of paragraph .08 (i.e., persuasive evidence of arrangement, delivery, fixed or determinable fee, and probability of collection) of SOP 97-2 were met on September 29, 2005 (when the license agreement was signed, the $60,000 was collected, and the license agreement with Telemédica was signed, or at the latest during the last quarter of 2005 when the translation was completed).  However, instead of recognizing the entire $60,000 immediately, we decided it was more appropriate to recognize it ratably over three years due to the nature of the Telemédica agreement and the lower license fee (i.e. 25%) during the first three years compared to the license fee (i.e. 50%) during the last seven years.

•

    The Telemédica agreement provides that ALicensor hereby grants to Licensee, and Licensee hereby accepts, during the Term hereof, a personal, exclusive and non-transferable license to market and sub-license PrimeCare V9 for use at Installation Locations situate solely within the countries of Argentina, Brazil, Chile, Paraguay and Uruguay (the ’License’), all of whom are members of the free trade association, known as Mercosur.@  Telemédica is not a user of the Company’s software but rather a distributor of the software.  The end user will pay Telemedica based on use, and Telemedica will pay the Company our mutually agreed percentage of the fees, and the income to the Company will be booked in the period in which the software is used.  The Telemédica agreement provides that Athe fee to be charged to a Sub-licensee shall be not less than four US dollars (US$4) per annum, per patient of each Sub-licensee, without regard to whether the patient or Sub-licensee uses the software during that year@.  As a three-tier application, Version 9 requires that only the client tier (end user) application be installed at the end user location (usually, the health care provider’s facility), in this case, the Sub-licensee.  The sole function of the client tier is to allow the end user to access and use the software which is resident at the Company=s facility located in Newport News, VA.  If, or when, a sub-licensee fails or ceases to pay for the use of Version 9, that[] sub-licensee will be cut-off, and will not be able to access the software.

The Telemédica agreement provides that ADuring the term of this license, Licensor (i.e., the Company) shall provide Y all Updates to the Licensed Software, so as to provide Licensee with the most current medical content contained in a marketed version of the Software Y@  Under the agreement, the Company has no obligation to develop upgrades during the license term, but any that are contained in a current marketed version of the software are available to any current user.  Although not required under the agreement with Telemédica, we update the medical content for the benefit of all prospective licensees (not solely for Telemédica); the related costs involved (which are minor) are expensed as incurred, which will be over the same period as the % revenues under the Telemédica agreement are recognized. The Company does not presently license/sell the software and future enhancements (if any) separately.  The updates, or changes in the medical content, are necessary to keep the system current and prevent it from becoming obsolete.  Paragraph .57 of SOP 97-2 requires in cases where rights to PCS exist that fees should be allocated among the elements based on the vendor-specific objective evidence (AVSOE@) established by management.  This is exactly how revenues are recognized by the Company.

•

    The Nebbe agreement provides for Nebbe to Aarrange and pay for the cost of translating PrimeCare V9 into both Spanish and Portuguese, which translations shall become the sole property of Licensor (i.e. PrimeCare)@.  Since we did not incur any of Telemédica=s part of the costs for the translation, we have not reflected such costs in our financial statements.

Note 7 B Warrants, page F - 11

Response to comment 32.  We estimated the fair value of the Company’s common stock shares at November 17, 2005 (at $.005 per share) using the difference between the first day (December 30, 2005) that OCGT traded excluding the Company and the last day that OCGT traded including the Company (December 29, 2005).  Since the time difference was less than two months and since there was no earlier date that this measurement could have been accomplished (since OCGT included PrimeCare until December 29, 2005), we believe that this price estimate was the most appropriate to use under the circumstances.

Although OCGT closed at $.06 on November 17, 2005 ($.01 higher than the $.05 price per share on December 29, 2005), a Ahaircut@ should apply in this case, since the Company stock underlying the warrants were not registered, and thus subject to Rule 144 limitations, and in addition, no market existed in the stock.   The book value of the Company at November 17, 2005 was approximately than $37,518 (or $.0005 per share).

Results of Operations for the year ended June 30. 2005.

Response to comment 33.

We have added a paragraph to Note 7 stating that AFrom November 17, 2005 to December 31, 2006, no options or warrants were granted, exercised, forfeited, or expired.  At both June 30, 2006 and December 31, 2006 (unaudited), there were 14,466,262 warrants outstanding and exercisable with a weighted-average exercise price of $.0482 per warrant.  The weighted-average grant-date fair value of these warrants was $.0040 per warrant.@  We believe that this satisfies the disclosure requirements of paragraph 64 of SFAS 123(R).

Item 26. Recent Sales of Unregistered Securities

Response to comment 34.

With respect to each transaction we specified whether the investors who purchased the Company=s unregistered securities were sophisticated, with access to information about the Company.

Exhibit 5.1

Response to comment 35.

An updated opinion of counsel has been provided.

Consents of Independent Registered Public Accounting Firm

Response to comment 36.

With regard to the consent of Michael T. Studer, CPA, P.C., our filing was amended to include a signature that conforms to the requirements of Rule 302 of Regulation S-T.

After review, please advise if you agree that our responses adequately comply with disclosure requirements and advise us of the steps we should take to have the Registration Statement declared effective.

Very truly yours,

PrimeCare Systems, Inc.

By: _________________________

Edward C. Levine,

Board Chairman

Exhibit 1

Letter 1:

Republica Argentina

Provincia del Chubut

SECRETARIA DE SALUD

Subsecretaria de Planificacion y Capacitacion

Moreno No 555 - Rawson - (Ch.)

Tel: 02965-485072

ALA

DIRECTOR GRAL

GOBIERNO DIGITAL

LIC. FLORE'ICIA MORADO

Por madio de la presente elevo a Ud. para su

aprobacion el Proyacto del "Sistema Informatico de Administracion de

Paciantas" ha implementarse en el Hospital de Puerto Piramide.

A fojas 15 figuran las respuestas a las

inquistudes por Ud formuladas mediante Note 604/06.DGGD/MCG.

Sin otro particular saludo a Ud. cordialmante

(Translation of letter 1)

To the Director General of Gobierno Digital, Licenciada Florencia Morado

I submit this document to you for your approval of the “Patient Management Information System (PrimeCare)” project to be implemented in the Puerto Pirámides Hospital.  Page 15 contains the responses to your concerns over the project.

Cordially,

Sr. Juan Jose Sajegg

This document was signed by Lic. Florencia Morado

Letter 2:

A LA

SECRETARIA DE SALUD

DRA. GRACIELA Dl PERNA

SU DESPACHO:

Respecio a la solicitud de la Dra. Monica  Villalba sobre la autorización a instalar un "Sistema Informático de Administración de Pacientes" en el Hospital de Puerto Pirámide, infonno a Ud. que el mismo fue evaluado por la Lic.  Florencia Morado de Gobiemo Digital y por el Sr. Gustavo Fantm del área de Sistemas de esta Secretaría.

Se mantuvo una entrevista con el Sr. Nathan Nebbe, Presidente de la empresa Telemédica, quienes donarian equipamiento informático, software y la conexión a intemet.

La evaluación de Gobiemo Digital y del Area de Sistemas, es que podría utulizarse coano prueba piloto en el Hospital de
Puerto Pirámide, sin compromiso de extender la relación con la empresa
Telemédica en la Provincia.

Todos los gastos conerian por cuenta de la mencionada empresa.

Remito a Ud. toda la información para su analisis y aprobación.

Sin otro particular saludo a Ud. atentamente.-

(Translation of letter 2)

To the Secretary of Health Doctor Graciela Di Perna

With respect to the application presented by Dr. Mónica Villalba requesting authorization of the “Patient Administration Information System,” I convey to you that the request was evaluated by Lic. Florencia Morado of Gobierno Digital and Sr. Gustavo Fantin, Director of the Secretary of Health’s Area de Sistemas.

They conducted an interview with Nathan Nebbe, President of Telemédica, which will provide the software and hardware free of charge.

Gobierno Digital and Area de Sistemas have concluded that the system can be utilized in the Puerto Pirámides Hospital as a Pilot Project.  At this time, there is no agreement to extend the relationship with Telemédica throughout the province.

I forward all of the information for your analysis and approval.

Cordially,

Dr. Hector Quiroga (Subsecretary of Health)

This document was signed by Dr. Graciela Di Perna (Secretary of Health)

Mario Das Neves, Chubut’s Governor then, by signed decree, created the pilot project at Puerto Pirámides.